[Dewey & LeBoeuf LLP Letterhead]

November 19, 2009

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz, Branch Chief – Legal

Re:	The Walt Disney Company
Amendment No. 1 to Registration Statement on Form S-4
Filed October 27, 2009
File No. 333-162063

Dear Ms. Ravitz:

On behalf of our client, The Walt Disney Company (“Disney”), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 12, 2009, with respect to Amendment No. 1 to the Registration Statement on Form S-4 originally filed with the Commission on September 22, 2009 (SEC File No. 333-162063) (the “Form S-4”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Form S-4 (“Amendment No. 2”), and we have supplementally provided five courtesy copies of Amendment No. 2 marked to reflect changes from Amendment No. 1 to the Form S-4.

In this letter, each of the Staff’s comments is indicated in italics, followed by the responses of Disney and, where applicable, those of Marvel Entertainment, Inc. (“Marvel”). Page number references in the responses below are to the marked copies of Amendment No. 2 provided supplementally to the Staff.

Registration Statement on Form S-4

General

1.	We note your response to prior comment 3. In an appropriate place in the prospectus/proxy statement, disclose the exchange ratio for the Disney common stock being issued to the Marvel subsidiary.

In response to the Staff’s comment, the disclosure on pages 6 and 41 has been revised to disclose the exchange ratio for Disney common stock being issued to the Marvel subsidiary based on an illustrative price of $30.44, which was the closing price of Disney common stock on November 13, 2009.

Division of Corporation Finance

Securities and Exchange Commission

November 19, 2009

Cover Page

2.	We note your response to prior comment 5. Please also indicate the maximum possible number of shares that could be issued under this registration statement.

We respectfully advise the Staff that because of the possible adjustment to the exchange ratio, it is not possible prior to the closing of the merger to indicate the maximum possible number of shares that could be issued under this registration statement. We advise the Staff that on the cover page and pages 9, 23 and 77, we have indicated that Disney expects to issue in the merger approximately 58.5 million shares of Disney common stock to the stockholders of Marvel (other than a subsidiary of Marvel) based on the closing price of Disney common stock on November 13, 2009.

Summary, page 4

Interests of Executive Officers and Directors of Marvel in the Merger, page 9

3.	We note your response to prior comment 13; however we continue to believe that the amounts to be received by officers and directors should be provided in the summary. Please revise to provide the tabular information, and other supporting information you feel is necessary.

In response to the Staff’s comment, the disclosure on pages 10 and 11 has been revised to include in the summary the tabular information regarding the aggregate amounts to be received by officers and directors of Marvel.

Risk Factors, page 22

Certain directors and executive officers of Marvel have interests that may be different from, or in addition to, the interests of Marvel stockholders, page 25

4.	We note your response to prior comment 19. As the interests of certain executive officers and directors are substantial, you should revise the risk factor to highlight such interests of insiders. Revise to quantify the aggregate benefits to insiders.

In response to the Staff’s comment, the disclosure on page 26 has been revised to highlight the interests of insiders and quantify the aggregate benefits to insiders.

Division of Corporation Finance

Securities and Exchange Commission

November 19, 2009

The success of Disney’s businesses is highly dependent on the existence and maintenance of intellectual property rights, page 28

5.	Please revise to disclose whether there are current intellectual property challenges by third parties that may have a material affect on Disney’s future operations.

In response to the Staff’s comment, the disclosure on page 29 has been revised to disclose that Disney is not aware of any challenges to its intellectual property rights that it currently foresees having a material effect on its operations.

The Merger, page 40

Background of the Merger, page 42

6.	We note your response to prior comment 21. Revise to disclose who originally suggested that the total stock consideration should equal 40% of the total merger consideration. Also confirm whether the fluctuation in consideration is solely present for the purpose of satisfying the requirements of Section 368(a) of the IRC.

As discussed with Lauren Nguyen of the Staff on November 13, 2009 and as disclosed in the second full paragraph on page 46, on August 3, 2009, Mr. Staggs of Disney indicated to Jeffrey Kaplan of BofA Merrill “that Disney had increased its offer to $50, payable in a combination of cash and Disney common stock, provided that the portion of Disney common stock did not meaningfully exceed 40% of the consideration.” This was the first time it was suggested that the total stock consideration should equal 40% of the total merger consideration. In response to the Staff’s comment, the disclosure on page 49 has been revised to disclose that, although the requirement to maintain the stock portion of the merger consideration at 40% or higher was for tax purposes, the adjustment mechanism for the merger consideration was a result of negotiations between Marvel and Disney.

7.	Please disclose whether Mr. Perlmutter and Mr. Iger discussed merger price consideration during the June 25 and 29, 2009 meetings.

In response to the Staff’s comment, the disclosure on page 45 has been revised to disclose that Mr. Perlmutter and Mr. Iger did not discuss the merger consideration that might be paid by Disney at either the June 25 or June 29, 2009 meetings.

8.	In your August 27, 2009 discussion materials prepared for the Marvel Board of Directors, it is summarized that Marvel and BofA Merrill Lynch met at Walt Disney headquarters on August 6, 2009 to review Walt Disney’s 5-year financial plan. Please revise to describe the August 6, 2009 meeting and disclose the material terms of the results of the meeting.

In response to the Staff’s comment, we direct the Staff’s attention to the sixth paragraph on page 45 of Amendment No. 2 where we have disclosed that between July 16, 2009 and August 31, 2009, the management teams of Disney and Marvel, together with their financial and legal advisors, performed due diligence on each other through a series of meetings, telephonic discussions and review of nonpublic information. We respectfully submit that the August 6, 2009 meeting was one of many such due diligence meetings conducted between the parties and their representatives and advisors and, therefore, we do not believe that separate disclosure of such meeting provides additional material information to investors.

Division of Corporation Finance

Securities and Exchange Commission

November 19, 2009

Recommendation of the Marvel Board of Directors and Its Reasons for the Merger, page 49

9.	We note your response to prior comment 28. Please revise to disclose that alternative transactions involving Marvel were not proposed or available. If the Marvel Board of Directors did not consider soliciting alternative buyers, state such fact here.

In response to the Staff’s comment, the disclosure on page 48 has been revised to provide the requested disclosure.

10.	Please revise to state whether or not the board considered the fact that the fairness opinion considered only a $50 consideration, not an implied merger consideration that may fluctuate below or above $50.

In response to the Staff’s comment, the disclosure on page 52 has been revised to make the requested revision.

Opinion of Marvel’s Financial Advisor, page 51

11.	We note that BofA Merrill Lynch used internal financial information and forecasts prepared by Disney management. Please disclose these forecasts.

We respectfully advise the Staff that we believe that the “internal financial information” referenced in the above request is not material to Marvel stockholders in making an informed decision regarding the proposed merger and that the disclosure of such information is misleading to Marvel stockholders as well as to the market generally.

1. The Referenced Information is not Material.

As part of its annual strategic planning process undertaken for presentation to the Board of Directors, Disney’s management had prepared financial scenarios that included revenue and EBIT numbers for fiscal year 2009 and fiscal year 2013. The financial analysis undertaken in this process did not constitute an “estimate” or “forecast” of future financial performance as those terms are commonly understood. The analysis was prepared to serve as a directional indicator solely for internal use to assist Disney and its Board of Directors in evaluating strategic directions for Disney. These numbers were not used by Disney, nor would they be suitable for use, for budgetary or operational planning purposes and were not presented to Disney’s Board of Directors as such. In connection with BofA Merrill Lynch’s financial due diligence of Disney, at BofA Merrill Lynch’s request, Disney provided BofA Merrill Lynch the revenue and EBIT numbers for fiscal year 2009 and fiscal year 2013 that were contained in those strategic planning materials. Disney did not provide BofA Merrill Lynch any numbers with respect to fiscal years 2010, 2011 or 2012.

The 2009 and 2013 revenue and EBIT numbers are immaterial to a Marvel stockholder’s decision to adopt the proposed merger agreement because such numbers were not material to BofA Merrill Lynch in rendering its fairness opinion and were not relied upon by the Marvel Board of Directors in approving the merger.

The 2009 and 2013 revenue and EBIT numbers were immaterial to BofA Merrill Lynch’s fairness opinion, because they were not – and given their evident purpose could not have been – a material factor considered by BofA Merrill Lynch in its analyses that the merger consideration was fair, from a financial point of view, to Marvel stockholders and only served to support BofA

Merrill Lynch’s “currency check” of Disney stock (i.e., a confirmation that the market value reflected in Disney stock’s current

Division of Corporation Finance

Securities and Exchange Commission

November 19, 2009

trading price is not materially different from the intrinsic value of the company). We respectfully direct the Staff’s attention to the disclosure on page 55 of Amendment No. 2 immediately preceding the caption “Marvel Financial Analyses.” As stated in such disclosure, for purposes of its financial analyses, BofA Merrill Lynch assumed that the value of the per share merger consideration to be received by Marvel stockholders would be $50.00, based on the per share cash portion of the consideration of $30.00 and the implied per share value of the stock portion of the consideration (payable in Disney common stock) of $20.00 (calculated as the product of the exchange ratio of 0.7452 and $26.84, which was the closing stock price of Disney common stock on August 28, 2009).

For purposes of the financial analyses underlying BofA Merrill Lynch’s opinion, BofA Merrill Lynch compared the range of implied per share equity values yielded by each of its financial analyses of Marvel against $50.00 (and not against the implied value, or a range of implied values, of the merger consideration reflecting the results of its financial analyses of Disney). Thus, the 2009 and 2013 revenue and EBIT numbers were irrelevant for purposes of comparing Marvel’s value as a stand-alone company to the merger consideration and did not factor into BofA Merrill Lynch’s ability to opine on the fairness of the proposed merger.

We have, however, under the caption “Disney Financial Analyses” on page 59 of Amendment No. 2, disclosed the per share equity reference ranges for Disney that BofA Merrill Lynch derived from its financial analyses of Disney, which we believe is sufficient disclosure for Marvel stockholders in understanding the “currency check” performed by BofA Merrill Lynch with respect to the stock portion of the merger consideration.

The 2009 and 2013 revenue and EBIT numbers are also immaterial to a Marvel stockholder because Marvel itself did not consider such numbers to be material in its decision to approve the proposed merger. In approving the merger, the Marvel board of directors did not consider any potential growth in Disney’s stock price based on the 2009 and 2013 revenue and EBIT numbers provided to BofA Merrill Lynch. In fact, as disclosed on page 52 of Amendment No. 2, one of the negative factors considered by the Marvel board of directors was that BofA Merrill Lynch’s fairness opinion only related to the fairness, from a financial point of view, of the merger consideration based on the closing price of Disney common stock on August 28, 2009.

2. Disclosure of the Referenced Information Would Be Misleading.

The disclosure of Disney’s 2009 and 2013 revenue and EBIT numbers would be misleading to Marvel stockholders, because the numbers for 2009 are now outdated and the numbers for 2013 do not reflect significant strategic and long-term marketplace changes that have occurred in the interim, recent operating performance or Disney’s current near term outlook for its business.

The fiscal year 2009 revenue and EBIT numbers provided to Marvel are outdated because Disney’s 2009 fiscal year ended October 3, 2009, and Disney announced its fourth quarter 2009 and fiscal year 2009 earnings on November 12, 2009. As such, the 2009 numbers provided by Disney to BofA Merrill Lynch in June 2009 are irrelevant to a Marvel stockholder’s decision to adopt the merger agreement and misleading to the extent they differ from publicly disclosed actual results.

Division of Corporation Finance

Securities and Exchange Commission

November 19, 2009

In the case of the 2013 revenue and EBIT numbers, if Disney were to be required to disclose those numbers, then Disney would be disclosing information in a registration statement knowing that such numbers have the potential to be materially inaccurate given significant strategic changes, recent operating performance and Disney’s current outlook and would not reflect Disney management’s expected outcome for the business. Disney, as part of its internal budgeting and forecasting process for 2010, has already made significant revisions to the numbers previously assumed for 2010 in the strategic planning process described above to reflect, among other variables, increased pension expense (which was publicly disclosed in Disney’s fourth quarter earnings call on November 12, 2009) and reassessments of the markets affecting Disney’s businesses. The financial information contained in the current 2010 internal forecast is materially different from the 2010 revenue and EBIT numbers that were used to generate the 2013 revenue and EBIT numbers that were assumed in the strategic planning process and provided to BofA Merrill Lynch.

In addition, there have been significant strategic and operational changes since the 2009 strategic planning process. There have been several senior management changes at Disney over the past several months. Also, Disney has announced several operational developments, including the approval of a theme park in Shanghai and a material restructuring and downsizing of its Miramax film business.

Further, the underlying economic and marketplace assumptions used to develop the 2009 strategic plan were based on the environment in early 2009. Disney management developed its plans using then-current exchange rates, inflation outlooks and costs of capital. Given that markets are dynamic, it is almost a certainty that these assumptions would be different today. As a result, it is highly likely that Disney management would make different growth and capital allocation assumptions if they were to develop 2013 planning numbers today.

Because the 2013 numbers were based upon the 2010 revenue and EBIT numbers which are now materially different from the recently revised 2010 internal forecasts, and upon operating and strategic assumptions which have changed, Disney believes that the revenue and EBIT numbers for 2013 that it would generate if it repeated the exercise today could potentially be materially different from the 2013 revenue and EBIT numbers provided to BofA Merrill Lynch.

Thus, the disclosure of 2013 revenue and EBIT numbers that were provided to BofA Merrill Lynch would be misleading not only because of the inherently uncertain nature of projections generally (especially when, in this case, the numbers relate to time periods several years beyond the date of preparation) but also because Disney would be disclosing numbers which are not “forecasts” as normally understood, and at the time of such disclosure, it knows to be incorrect. Even with the customary cautionary language warning investors that the disclosed information is inherently uncertain and actual results may differ

Division of Corporation Finance

Securities and Exchange Commission

November 19, 2009

materially from such information, if Disney were required to disclose the 2013 revenue and EBIT numbers, there is a high likelihood that certain investors will place unwarranted reliance or importance on such numbers to their detriment. In part due to the inherently unreliable nature of long term forecasts, Disney does not provide guidance to investors regarding earnings expectations. As a result, were the 2013 revenue and EBIT numbers that were provided to BofA Merrill Lynch disclosed, Disney would not be in a position to update or correct those numbers, making them the only projections of record and therefore increasing the risk that investors would place unwarranted reliance or importance on them.

Marvel Financial Analyses, page 54

Selected Publicly Traded Companies, page 54

12.	We note your response to prior comment 30 and reissue in part. Please disclose how the selected companies compared with Marvel in terms of ratio of aggregate value, size, etc.

In response to the Staff’s comment, the disclosure on page 56 has been revised to disclose how the selected companies compared with Marvel in terms of enterprise value.

13.	We note that certain additional companies are included in the comparable companies statistics prepared for your August 27, 2009 discussion materials. Tell us why those companies have been omitted from your disclosure or revise.

BofA Merrill Lynch has advised Marvel that Scripps Networks Interactive (“Scripps”) was not determined to be a comparable company to Marvel for purposes of the “Selected Publicly Traded Companies Analysis” that is described on pages 55 and 56 of Amendment No. 2. BofA Merrill Lynch believes your comment is referring to page 42 of the

Division of Corporation Finance

Securities and Exchange Commission

November 19, 2009

Discussion Materials dated August 27, 2009 that were prepared by BofA Merrill Lynch, which sets forth the analysis BofA Merrill Lynch performed, including its beta analysis of other public companies, in order to calculate Marvel’s estimated weighted average cost of capital. For purposes of estimating Marvel’s weighted average cost of capital, BofA Merrill Lynch performed a weighted average cost of capital analysis based on the capital asset pricing model, which takes into account, among other things, financial metrics, including betas, of companies deemed appropriate by BofA Merrill Lynch in the exercise of its professional judgment. While the heading of this list of companies refers to “Comparable Companies”, it is not intended to suggest that these companies are comparable for purposes of the “Selected Publicly Traded Companies Analysis” that is described in Amendment No. 2. BofA Merrill Lynch has advised Marvel that, for purposes of determining Marvel’s estimated weighted average cost of capital, BofA Merrill Lynch decided that DreamWorks’ beta was most appropriate, and used it as the basis for determining Marvel’s estimated weighted average cost of capital, and the betas for the other companies, including Scripps, were simply used as data points (and were not ultimately utilized in the calculation of Marvel’s estimated weighted average cost of capital).

Discounted Cash Flow Analysis, page 55

14.	Please disclose the criteria for selecting multiples ranging from 8.5x to 10.5x and discount rates ranging from 10.0% to 12.0% in your discounted cash flow analysis of Marvel.

In response to the Staff’s comment, the disclosure on page 58 has been revised to disclose the criteria for selecting multiples and discount rates ranges for the discounted cash flow analysis.

Acceleration of Isaac Perlmutter’s Options; Payment for Vested Options, page 60

15.	We note your response to prior comment 37. Please tell us why the compensation committee determined to replace the grant of restricted stock options with a grant of stock options to Mr. Perlmutter in March 2009 instead of another time at Marvel. Also explain why stock options would provide a more significant performance incentive to Mr. Perlmutter.

In 2004, in connection with a renewal of Mr. Perlmutter’s employment agreement until 2009, Mr. Perlmutter received a grant of 500,000 options to purchase shares of Marvel stock. Those options were granted at exercise prices that exceeded the market price at the time they were granted, with one-third of the options having an exercise price of $25 per share, one-third having an exercise price of $30 per share and one-third having an exercise price of $35 per share. The options were scheduled to expire in May 2009.

Division of Corporation Finance

Securities and Exchange Commission

November 19, 2009

In late 2008, with the impending expiration of Mr. Perlmutter’s stock options and employment agreement, Mr. Handel, members of the compensation committee and Mr. Perlmutter discussed the possibility of making a renewal grant of stock options in connection with the renewal of his employment agreement as Marvel had granted stock options to Mr. Perlmutter when he entered into his first employment agreement in 2001 and when he renewed that agreement in 2004. That discussion prompted members of the compensation committee to consider whether the use of stock options as a method of compensation for Mr. Perlmutter, not only in connection with Mr. Perlmutter’s upcoming employment agreement renewal but also in his annual equity grants, made more sense than the use of restricted stock because Mr. Perlmutter’s holdings of Marvel stock already aligned his interests with those of other stockholders.

Grants of stock options provide a less assured, but potentially more valuable form of compensation than restricted stock. For example, had the $4.3 million in equity value that Mr. Perlmutter was to be granted in early 2009 under his 2008 incentive award been made, consistent with the award’s original terms, in the form of restricted stock, it would have consisted of 166,280 shares of stock valued at the market price of $25.86 per share at the time of grant. In the form of stock options, instead, the grant consisted of 514,354 stock options having a Black-Scholes value of $4.3 million, the same value as the proposed restricted stock grant. If Marvel’s stock price had not increased at all over the four-year life of the stock options, the stock option grant would have expired worthless, while the restricted stock grant would have had the original value of $4.3 million at the end of that four-year period despite the absence of any return for Marvel’s stockholders. Conversely, if the stock price had increased by 20% per year over that period, the 514,354 stock options that Mr. Perlmutter received would have had a value of approximately $14.3 million while the 166,280-share restricted stock grant would have had a value of approximately $8.9 million at the end of that period.

It was this magnified risk and reward of stock options that the compensation committee came to believe in early 2009 could provide a more appropriate and effective incentive compensation structure for Mr. Perlmutter.

Amendment to 2009 Bonus Plan, page 63

16.	We note your response to prior comment 38. Please provide us additional information to support your claim that Marvel “was on track to achieve levels of adjusted operating income for 2009 that would correlate under the 2009 Plan to a potential payout of bonuses to executives.”

In response to the Staff’s comment, Marvel has supplementally provided the requested information via overnight courier for delivery tomorrow.

Division of Corporation Finance

Securities and Exchange Commission

November 19, 2009

Material United States Federal Income Tax Consequences of the Transaction, page 66

17.	We note your response to prior comment 40 and the draft Exhibit 8.1. Please revise to reflect that this section represents counsel’s opinion, rather than merely a “summary” of the material United States federal income tax consequences.

In response to the Staff’s comment, the disclosure on page 69 has been revised to make the requested revision.

The Merger Agreement, page 74

18.	We note your response to prior comment 41. However, the italicized disclosure preceding the description of the merger agreement on page 74 is inappropriate because the representations in your agreements constitute public disclosure which shareholders should be able to rely upon. Please revise here and on page 77 to reflect any material developments of which you are aware.

In response to the Staff’s comment, the disclosure on pages 76 and 79 has been revised to make the requested revisions.

Exhibit 8.1

19.	Please have counsel remove the first sentence of the fourth paragraph of the opinion or provide an opinion dated as of the effective date.

In response to the Staff’s comment, we will provide the opinion dated as of the effective date. We have attached a revised draft of the Exhibit 8.1 opinion at the end of this letter for your review.

20.	Please remove assumption (iii) in the second paragraph of the opinion.

Assumption (iii) in the second paragraph of the opinion provides that, in rendering the opinion, we have assumed (without independent investigation or verification) that the factual representations made in the Registration Statement, the Merger Agreement or other documents or materials referred to in the opinion “to the best knowledge of,” in the “belief” of, or similarly qualified are true, correct and complete without such qualification. We respectfully advise the Staff that the qualification of the transaction under Section 368(a) of the Internal Revenue Code of 1986, as amended, is dependent upon the actual facts of the transaction, as opposed to a parties’ knowledge or belief of the facts relating to the transaction. Thus, it is customary and consistent with market practice for tax opinions to contain such an assumption.

Division of Corporation Finance

Securities and Exchange Commission

November 19, 2009

21.	Please provide an explanation of the need for assumption number (v) and describe the documents to which it refers.

Assumption (v) provides that, in rendering the opinion, we have assumed (without independent investigation or verification) that each document submitted to us has been or will be duly executed and validly signed (and filed, where applicable) to the extent required in the same form as it has been provided to us. This assumption applies to all documents related to the transaction. We respectfully advise the Staff that this assumption is necessary in our opinion to ensure that tax counsel’s opinion is based on the actual facts of the transaction and terms of the relevant documents. In addition, we note that it is customary and consistent with market practice for tax opinions to contain such an assumption.

22.	Refer to the third paragraph of the opinion. Revise to state that the discussion set forth under the caption, “Material United States Federal Income Tax Consequences,” represents counsel’s opinion, rather than merely a “summary” of the material United States federal income tax consequences.

In response to the Staff’s comment, the opinion has been revised to make the requested revision.

Exhibit 8.2

23.	Please remove assumption (iii) in the second paragraph of the opinion.

We respectfully direct the Staff to our response to Comment 20. We have attached a revised draft of the Exhibit 8.2 opinion at the end of this letter for your review.

24.	Please provide an explanation of the need for assumption number (v) and describe the documents to which it refers.

We respectfully direct the Staff to our response to Comment 21.

25.	Refer to the first paragraph on page two of the opinion. Revise to state that the discussion set forth under the caption, “Material United States Federal Income Tax Consequences,” represents counsel’s opinion, rather than merely a “summary” of the material United States federal income tax consequences.

We respectfully direct the Staff to our response to Comment 22.

26.	Please have counsel remove the third sentence of the second paragraph on page two of the opinion or provide an opinion dated as of the effective date.

We respectfully direct the Staff to our response to Comment 19.

*        *        *        *        *

Division of Corporation Finance

Securities and Exchange Commission

November 19, 2009

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 259-6640 or Chang-Do Gong at (212) 259-6056.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Morton A. Pierce
Morton A. Pierce

Enclosures

cc:	Alan N. Braverman, Esq., The Walt Disney Company
John N. Turitzin, Esq., Marvel Entertainment, Inc.
Keith Pisani, Esq., Paul, Hastings, Janofsky & Walker LLP

EXHIBIT 8.1

[Dewey & LeBoeuf LLP Letterhead]

November [—], 2009

The Walt Disney Company

500 South Buena Vista Street

Burbank, CA 91521

Ladies and Gentlemen:

We have acted as counsel to The Walt Disney Company, a Delaware corporation (“Disney”), in connection with the proposed merger of Maverick Acquisition Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Disney (“Merger Sub”), with and into Marvel Entertainment, Inc., a Delaware corporation (“Marvel”), with Marvel as the surviving corporation (the “Merger”), followed immediately after the effective time of the Merger by a merger of Marvel, as the surviving corporation in the Merger, with and into Maverick Merger Sub, LLC, a single member Delaware limited liability company and direct, wholly-owned subsidiary of Disney (“Merger LLC”), with Merger LLC as the surviving company (the “Upstream Merger,” and together with the Merger, the “Transaction”) on the terms and conditions set forth in the Agreement and Plan of Merger by and among Disney, Marvel, Merger Sub, and Merger LLC, dated as of August 31, 2009 (together with the documents and agreements described therein, the “Merger Agreement”). In that connection, we have participated in the preparation of a registration statement filed on Form S-4 (File No. 333- 162063) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”), on September 22, 2009, as amended through the date hereof (the “Registration Statement”).

In rendering the opinion set forth herein (the “Opinion”), we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of (i) the Merger Agreement, (ii) the Registration Statement, and (iii) such other documents, certificates and records as we have deemed necessary and appropriate for purposes of rendering our Opinion. In addition, we have assumed (without independent investigation or verification) that (i) the statements concerning the Transaction contained in the Registration Statement and other documents or materials referred to herein are true, correct and complete, and will continue to be so, and no action has been or will be taken that is inconsistent with any such statement or that makes any such statement untrue, incorrect, or incomplete, (ii) the terms of the documents or other materials referred to herein will be complied with in all material respects, (iii) the factual representations made in the Registration Statement, the Merger Agreement or other documents or materials referred to herein “to the best knowledge of,” in the “belief” of, or similarly qualified are true, correct and complete without such qualification, (iv) the Transaction will be consummated in the manner contemplated by, and in accordance with the terms set forth in, the Registration Statement, and in accordance with the provisions of the Merger Agreement, without the waiver or modification of any of the terms or conditions

The Walt Disney Company

November [—], 2009

contained therein, (v) each document submitted to us has been or will be duly executed and validly signed (and filed, where applicable) to the extent required in the same form as it has been provided to us, (vi) each document submitted to us will be legal, valid, binding and enforceable, and (vii) all obligations imposed on, or covenants agreed to by, the parties pursuant to the documents or other materials referred to herein have been or will be performed or satisfied in accordance with their terms.

Based on and subject to the foregoing, we hereby confirm that the discussion set forth in the Registration Statement under the caption “Material United States Federal Income Tax Consequences of the Transaction,” subject to the limitations, qualifications and assumptions set forth therein, constitutes our opinion to you as to the United States federal income tax consequences that are anticipated to be material to holders of shares of Marvel common stock addressed in the discussion insofar as the discussion sets forth statements of United States federal income tax law or legal conclusions with respect thereto.

The Opinion expresses our view only as to United States federal income tax laws in effect as of the date hereof. In rendering our Opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations thereunder, pertinent judicial authorities, rulings of the Internal Revenue Service, and such other authorities as we have considered relevant, in each case in effect on the date hereof. It should be noted that such authorities upon which the Opinion relies are subject to change at any time either prospectively or retroactively, and any such change might affect the conclusions stated herein. Except as set forth above, we express no other opinion.

This Opinion is furnished by us as counsel to Disney. We hereby consent to the filing of this Opinion as an exhibit to the Registration Statement and to the reference to us as tax counsel in the Registration Statement. By giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

EXHIBIT 8.2

[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

November [—], 2009

Marvel Entertainment, Inc.

417 Fifth Avenue

New York, NY 10016

Ladies and Gentlemen:

We have acted as counsel to Marvel Entertainment, Inc., a Delaware corporation (“Marvel”), in connection with the proposed merger of Maverick Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”) and direct, wholly-owned subsidiary of The Walt Disney Company, a Delaware corporation (“Disney”), with and into Marvel, with Marvel as the surviving corporation (the “Merger”), followed immediately after the effective time of the Merger by a merger of Marvel, as the surviving corporation in the Merger, with and into Maverick Merger Sub, LLC, a single member Delaware limited liability company and direct, wholly-owned subsidiary of Disney (“Merger LLC”), with Merger LLC as the surviving company (the “Upstream Merger,” and together with the Merger, the “Transaction”) on the terms and conditions set forth in the Agreement and Plan of Merger by and among Disney, Marvel, Merger Sub, and Merger LLC, dated as of August 31, 2009 (together with the documents and agreements described therein, the “Merger Agreement”). In that connection, we have participated in the preparation of a registration statement filed on Form S-4 (File No. 333- 162063) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”), on September 22, 2009, as amended through the date hereof (the “Registration Statement”).

In rendering the opinion set forth herein (the “Opinion”), we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of (i) the Merger Agreement, (ii) the Registration Statement, and (iii) such other documents, certificates and records as we have deemed necessary and appropriate for purposes of rendering our Opinion. In addition, we have assumed (without independent investigation or verification) that (i) the statements concerning the Transaction contained in the Registration Statement and other documents or materials referred to herein are true, correct and complete, and will continue to be so, and no action has been or will be taken that is inconsistent with any such statement or that makes any such statement untrue, incorrect, or incomplete, (ii) the terms of the documents or other materials referred to herein will be complied with in all material respects, (iii) the factual representations made in the Registration Statement, the Merger Agreement or other documents or materials referred to herein “to the best knowledge of,” in the “belief” of, or similarly qualified are true, correct and complete without such qualification, (iv) the Transaction will be consummated in the manner contemplated by, and in accordance with the terms set forth

Marvel Entertainment, Inc.

November [—], 2009

in, the Registration Statement, and in accordance with the provisions of the Merger Agreement, without the waiver or modification of any of the terms or conditions contained therein, (v) each document submitted to us has been or will be duly executed and validly signed (and filed, where applicable) to the extent required in the same form as it has been provided to us, (vi) each document submitted to us will be legal, valid, binding and enforceable, and (vii) all obligations imposed on, or covenants agreed to by, the parties pursuant to the documents or other materials referred to herein have been or will be performed or satisfied in accordance with their terms.

Based on and subject to the foregoing, we hereby confirm that the discussion set forth in the Registration Statement under the caption “Material United States Federal Income Tax Consequences of the Transaction,” subject to the limitations, qualifications and assumptions set forth therein, constitutes our opinion to you as to the United States federal income tax consequences that are anticipated to be material to holders of shares of Marvel common stock addressed in the discussion insofar as the discussion sets forth statements of United States federal income tax law or legal conclusions with respect thereto.

The Opinion expresses our view only as to United States federal income tax laws in effect as of the date hereof. In rendering our Opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations thereunder, pertinent judicial authorities, rulings of the Internal Revenue Service, and such other authorities as we have considered relevant, in each case in effect on the date hereof. It should be noted that such authorities upon which the Opinion relies are subject to change at any time either prospectively or retroactively, and any such change might affect the conclusions stated herein. Except as set forth above, we express no other opinion.

This Opinion is furnished by us as counsel to Marvel. We hereby consent to the filing of this Opinion as an exhibit to the Registration Statement and to the reference to us as tax counsel in the Registration Statement. By giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,